2701 E. Grauwyler Rd. Irving, TX 75061 972-821-4000

August 1, 2005

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:                              BancTec, Inc.

Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

We are in receipt of your comment letter dated July 22, 2005 regarding the above referenced filing, requesting a response within 10 business days (August 5, 2005) or a communication as to when we would provide a response.  Consider this correspondence as a request to respond to the comment letter before August 19, 2005, which provides an additional 10 business days.  This additional time is required due the fact that the Company is currently compiling the Form 10Q for the second quarter ended June 30, 2005, which is due by August 15, 2005.  Please contact Cathy Hauslein, Corporate Controller, at 972-821-4983, to confirm your approval of this proposed date.  Thank you for your consideration.

Sincerely,

/s/ Coley Clark
Coley Clark
President and Chief Executive Officer